
Mail Stop 3561

November 25, 2015

<u>Via E-mail</u>
Mr. Blake Olafson
Chief Executive Officer
Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

> **Re:** **Alexandra Capital Corp.**
> **Amendment No. 2 to Form 20-FR (12g)**
> **Filed November 19, 2015**
> **File No. 000-55509**

Dear Mr. Olafson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Business Overview</u>

1. Please include the phone number of your registered office in this section as required by Item 4.A.3 of Form 20-F.

<u>Financial Statements for the years ending November 30, 2014 and 2013</u>

2. We note you present audited financial statements for fiscal years ended November 30, 2013 and 2014. Please note Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of auditing standards. Please tell us why you believe it is appropriate to only include two years of financial information.

Note 8. Write-Off Sales Tax Receivable, page 98

3. We note your response to comment 4. You disclose $12,737 of sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

- Tell us and revise to clarify in your disclosure where the balance of $12,737 was recorded on your balance sheet for the year ended November 30, 2013.

- We note in your response that on October 1, 2014 the Company received correspondence from CRA that denied the Company's GST refunds. However, you continue to record a sales tax receivable balance of $9,214 and $688 at November 30, 2014 and August 31, 2015, respectively. Please clarify what the sales tax receivable balance recorded subsequent to the denial from the CRA represents and revise your disclosure, as necessary.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: William L. Macdonald, Esq.
        Macdonald Tuskey